Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 19, 2020	Registration Statement No. 333-225074
Supplementing the Preliminary
Prospectus Supplement dated May 18, 2020
(To Prospectus dated May 21, 2018)

REALPAGE, INC.

$300,000,000

1.50% CONVERTIBLE SENIOR NOTES DUE 2025

The information in this pricing term sheet relates to RealPage, Inc.’s offering of its 1.50% Convertible Senior Notes due 2025 and should be read together with the preliminary prospectus supplement dated May 18, 2020 relating to the offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 21, 2018 each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. References to “the Issuer,” “Company,” “we,” “us” and “our” refer to RealPage, Inc. and, where appropriate, its consolidated subsidiaries. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	RealPage, Inc., a Delaware corporation (the “Issuer”).

Ticker / Exchange for the Issuer’s Common Stock:	“RP” / The Nasdaq Global Select Market (“Nasdaq”).

Notes:	1.50% Convertible Senior Notes due 2025 (the “Notes”).

Principal Amount:	$300,000,000 principal amount of Notes (plus up to an additional $45,000,000 principal amount pursuant to the initial purchasers’ over-allotment option to purchase additional Notes).

Denominations:	$1,000 and multiples of $1,000.

Maturity:	May 15, 2025, unless earlier repurchased, redeemed or converted.

Interest Rate:	1.50% per year.

Interest Payment Dates:	Interest will accrue from May 22, 2020 and will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2020.

Interest Record Dates:	May 1 and November 1 of each year, immediately preceding any May 15 or November 15 interest payment date, as the case may be.

Issue Price:	100% of principal, plus accrued interest, if any, from the Settlement Date.

Trade Date:	May 20, 2020.

Settlement Date:	May 22, 2020.

Last Reported Sale Price of the Issuer’s Common Stock on May 19, 2020:	$61.65 per share of the Issuer’s common stock, par value $0.001 per share.

Public Offering Price of the Concurrent Common Stock Offering:	$59.00 per share of the Issuer’s common stock.

Initial Conversion Rate:	13.0378 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Initial Conversion Price:	Approximately $76.70 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 30% above the public offering price of the Concurrent Common Stock Offering (as defined below) on May 19, 2020.

Joint Lead Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC

Book-Running Manager:	Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC BMO Capital Markets Corp. Fifth Third Securities, Inc. PNC Capital Markets LLC

CUSIP:	75606N AC3

ISIN:	US75606NAC39

Redemption at the Issuer’s Option:	The Issuer may not redeem the Notes prior to May 20, 2023. The Issuer may redeem for cash all or part of the Notes, at its option, on or after May 20, 2023 if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Use of Proceeds:

The Issuer estimates that the net proceeds from the offering of the Notes will be approximately $293.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. If the underwriters’ over-allotment option to purchase additional Notes in the offering is exercised in full, the Issuer estimates that the net proceeds from the offering will be approximately $337.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. In addition, concurrently with the offering of the Notes, the Issuer is offering 5,084,746 shares of its common stock (or 5,847,457 shares of its common stock if the underwriters exercise in full their option to purchase additional shares) pursuant to a separate prospectus supplement in an underwritten public offering.

The Issuer intends to use the net proceeds from the offering of the Notes for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. The Issuer may also use the net proceeds from the offering of the Notes for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although the Issuer has no present commitments or agreements to enter into any material acquisitions or investments. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Public Offering Price, Underwriting Discounts and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public offering price(1)	$1,000	$300,000,000
Underwriting discounts and commissions(2)	$21.25	$6,375,000
Proceeds, before offering expenses, to the Issuer	$978.75	$293,625,000

(1)	Plus accrued interest, if any, from the Settlement Date.
(2)

See “Underwriting” in the Preliminary Prospectus Supplement for a description of the compensation payable to the underwriters. The underwriters have agreed to reimburse the Issuer for certain of the its expenses in connection with the offering.

Capped Call Transactions

In connection with the pricing of the Notes, the Issuer has entered into capped call transactions (the “capped call transactions”) with certain of the underwriters and/or their respective affiliates and/or other financial institutions (the “option counterparties”). The capped call transactions are expected generally to reduce potential dilution to the Issuer’s common stock upon any conversion of Notes and/or offset some or all of any cash payments the Issuer is required to make in excess of the principal amount of converted Notes, as the case may be. If the underwriters exercise their over-allotment option, the Issuer expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the Issuer’s common stock and/or purchase the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Issuer’s common stock or the Notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock or other securities of the Issuer in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes or, to the extent we exercise the relevant election under the capped call transactions, following any repurchase or redemption of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect your ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that you will receive upon conversion of the Notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with these capped call transactions, see “Risk Factors—Risks Related to the Notes—The capped call transactions may affect the value of the Notes and our common stock” and “Underwriting—Capped Call Transaction” in the Preliminary Prospectus Supplement.

Concurrent Common Stock Offering:	Concurrently with the offering and pursuant to a separate prospectus supplement, the Issuer is offering 5,084,746 shares of its common stock (the “Concurrent Common Stock Offering”) to the public (or 5,847,457 shares of its common stock if the underwriters for the Concurrent Common Stock Offering exercise in full their option to purchase additional shares). The closing of the offering is not contingent upon the closing of the Concurrent Common Stock Offering, and the Concurrent Common Stock Offering is not contingent upon the closing of the offering. See “Concurrent Common Stock Offering” in the Preliminary Prospectus Supplement.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or during a Redemption Period:

Following the occurrence of a “make-whole fundamental change” (as defined in the Preliminary Offering Memorandum) or if the Issuer delivers a notice of redemption, the Issuer will increase the Conversion Rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change or during the related redemption period in certain circumstances, as described under “Description of the Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change or during a Redemption Period” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the Conversion Rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change or during a redemption period for each “stock price” and “effective date” set forth below:

	Stock Price
Effective Date	$59.00	$65.00	$76.70	$85.00	$99.71	$110.00	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00
May 22, 2020	3.9113	3.3789	2.4149	1.9448	1.3748	1.1043	0.8255	0.5391	0.3711	0.2637	0.1360	0.0606
May 15, 2021	3.9113	3.3231	2.2962	1.8072	1.2302	0.9652	0.7006	0.4414	0.2975	0.2098	0.1101	0.0534
May 15, 2022	3.9113	3.2138	2.1156	1.6092	1.0350	0.7839	0.5449	0.3265	0.2146	0.1504	0.0811	0.0429
May 15, 2023	3.9113	3.0343	1.8447	1.3239	0.7723	0.5515	0.3581	0.2012	0.1301	0.0921	0.0523	0.0302
May 15, 2024	3.9113	2.7365	1.4005	0.8784	0.4105	0.2599	0.1517	0.0825	0.0560	0.0420	0.0258	0.0159
May 15, 2025	3.9113	2.3468	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the Conversion Rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the Conversion Rate.

•

If the stock price is less than $59.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate per $1,000 principal amount of Notes exceed 16.9491 shares of the Issuer’s common stock, subject to adjustment in the same manner as the Conversion Rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated May 18, 2020 and an accompanying prospectus, dated May 21, 2018) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting your sales representative at Goldman Sachs & Co. LLC, BofA Securities, Inc. or J.P. Morgan Securities LLC.

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